Bartley C. Deamer

Direct Phone: (650) 849-4868

Direct Fax: (650) 849-4800

bart.deamer@bingham.com

January 4, 2007

VIA EDGAR TRANSMISSION AND FAX (202) 772-9203

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Pressman

Re:	CoTherix, Inc.
Schedule TO-T filed December 8, 2006, as amended
By Amendment No. 1 filed December 28, 2006,
By Curl Acquisition Subsidiary, Inc.
Actelion US Holding Company
Actelion Ltd.
SEC File No. 5-80298

Dear Mr. Pressman:

On behalf of Curl Acquisition Subsidiary, Inc. (“Offeror”), Actelion US Holding Company (“Parent”) and Actelion Ltd. (“Actelion”), the Offeror, Parent and Actelion are submitting the following responses to the comments in your letter, dated January 3, 2007 (the “Comment Letter”), to Bartley C. Deamer of Bingham McCutchen LLP. Page numbers refer to the Offer to Purchase included in the Schedule TO-T submitted on December 8, 2006, as amended by Amendment No. 1 submitted on December 28, 2006 (the “Schedule TO-T”). For your reference, we have repeated below your comments in the Comment Letter in bold type and the numbered responses below correspond to the numbers of such comments. An Amendment No. 2 (“Amendment No. 2”) to the Schedule TO-T has been filed with the U.S. Securities and Exchange Commission (the “Commission”) simultaneously with the delivery of this letter and the enclosed courtesy copies of Amendment No. 2. All capitalized terms used but not defined herein shall have the meaning given to them in the Schedule TO-T. The capitalized term “Staff” means the Commission’s staff.

Offer to Purchase

1.	Comment: We note your response to prior comment 2. The minimum amount of securities being sought is a material term of the offer. An increase in the minimum amount being sought, regardless of whether such increase is made in accordance with a negotiated term of the merger agreement within a defined range, constitutes a material term. A change in a material term of the offer requires that the offer remain open a minimum of five business days from the announcement of the change. Please revise throughout accordingly.

U.S. Securities and Exchange Commission

Attention: Michael Pressman

January 4, 2007

Response: The disclosure in the Schedule TO-T has been revised. Please see Sections 1, 2, 3, and 4 of Amendment No. 2.

Certain Conditions of the Offer, page 39

2.	Comment: We note your response to prior comment 8. Please tell us why these conditions are appropriate in this tender offer as it appears security holders will have no ability to objectively determine whether the condition has been triggered. As currently stated the scope of the conditions are not easily understood.

Response: In response to the Staff’s comments, we have revised the disclosure to present the conditions in a more organized fashion. Please see Section 5 of Amendment No. 2. The conditions described are conventional for almost all tender offers, and we respectfully submit that the revised disclosure is substantially more detailed and more clearly presented than the final forms of many other tender offers.

The conditions agreed to between Actelion and CoTherix include many that are completely objective and some that include a limited degree of subjectivity. This variation among provisions is typical and, we respectfully submit, unavoidable in the negotiation of the conditions and the hundreds of other features which the final agreement contains. The conditions were the result of arms’-length negotiation between parties represented by experienced counsel, who understood the infeasibility of negotiating an agreement with nothing but purely objective provisions. (Counsel were also aware of common-law principles that ensure fair enforcement of provisions that include subjective elements, including the obligation of good faith and fair dealing that applies to all contracts governed by Delaware law, including the agreement under which bidder’s offer is being made. See, e.g., GloucesterHolding Corp. v. U.S. Tape & Sticky Prods., LLC, 832 A.2d 116.) In describing the conditions, we have sought to accurately reflect the degree to which a particular condition is purely objective or includes subjective elements, as well as all other material aspects of each condition. As noted above, we respectfully submit that the revised disclosure substantially exceeds the disclosure standard of a very large number of prior tender offers.

Please note that each of Offeror, Parent and Actelion have authorized Bingham McCutchen LLP to submit this letter to you.

U.S. Securities and Exchange Commission

Attention: Michael Pressman

January 4, 2007

If you have any questions or comments regarding this matter, please contact me at 650-849-4868. Thank you for your kind attention to this matter.

Very truly yours,

/s/ BARTLEY C. DEAMER

Bartley C. Deamer

Enclosure

cc:	Actelion Ltd.
CoTherix, Inc.
O’Melveny & Myers LLP